United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March, 2016

Vale S.A.

Avenida das Américas, No. 700
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2016

BRGAAP

Filed with the CVM, SEC and HKEx on

April 28, 2016

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel Fax Internet	55 (21) 3515-9400 55 (21) 3515-9000 www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.              We have reviewed the interim accounting information of Vale S.A. (“the Company”), individual and consolidated, included in the quarterly information form - ITR for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the respective statements of income and comprehensive income, statements of changes in stockholders’ equity and statement of cash flows for the three-month period a then ended, including the explanatory notes.

2.              The Company`s Management is responsible for the preparation of the interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Demonstração Intermediária” and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.              We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity), respectively. A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the interim accounting information

4.              Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.              We have also reviewed the individual and consolidated interim information of added value for the three-month period ended March 31, 2016, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Rio de Janeiro, April 27, 2016

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Income Statement

In millions of Brazilian Reais, except as otherwise stated

		Consolidated		Parent Company
		Three-month period ended March 31
	Notes	2016	2015	2016	2015
Net operating revenue	3(c)	22,067	18,027	8,164	10,237
Cost of goods sold and services rendered	21(a)	(16,467)	(14,988)	(6,962)	(6,424)
Gross profit		5,600	3,039	1,202	3,813

Operating (expenses) income
Selling and administrative expenses	21(b)	(465)	(555)	(240)	(293)
Research and evaluation expenses		(232)	(344)	(119)	(167)
Pre operating and operational stoppage		(400)	(758)	(164)	(113)
Equity results from subsidiaries		—	—	2,899	(3,774)
Other operating income (expenses), net	21(c)	(134)	179	(427)	39
		(1,231)	(1,478)	1,949	(4,308)
Results on measurement or sale of non-current assets	6	—	546	—	546
Operating income		4,369	2,107	3,151	51

Financial income	22	11,753	6,953	11,362	6,923
Financial expenses	22	(6,980)	(20,631)	(6,720)	(19,030)
Equity results in associates and joint ventures	10	589	(825)	589	(825)
Results on sale or disposal of investments in associates and joint ventures	6	—	55	—	55
Net income (loss) before income taxes		9,731	(12,341)	8,382	(12,826)

Income taxes	15
Current tax		(1,292)	(200)	(1,017)	—
Deferred tax		(2,111)	2,850	(1,054)	3,288
		(3,403)	2,650	(2,071)	3,288
Net income (loss)		6,328	(9,691)	6,311	(9,538)
Income (loss) attributable to noncontrolling interests		17	(153)
Net income (loss) attributable to Vale’s stockholders		6,311	(9,538)

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:	20(b)
Preferred share (R$)		1.22	(1.85)
Common share (R$)		1.22	(1.85)

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated		Parent Company
	Three-month period ended March 31
	2016	2015	2016	2015
Net income (loss)	6,328	(9,691)	6,311	(9,538)
Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Retirement benefit obligations
Gross balance for the period	(331)	(318)	(21)	(10)
Effect of taxes	104	157	7	3
Equity results in associates and joint ventures	—	—	(213)	(154)
	(227)	(161)	(227)	(161)
Total items that will not be reclassified subsequently to the income statement	(227)	(161)	(227)	(161)

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments
Gross balance for the period	(6,429)	14,938	(6,494)	14,309
Effect of taxes	(549)	—	—	—
	(6,978)	14,938	(6,494)	14,309
Cash flow hedge
Gross balance for the period	21	724	—	—
Effect of taxes	(3)	—	—	—
Equity results in associates and joint ventures	—	(7)	8	300
Transfer of realized results to net income, net of taxes	(10)	(417)	—	—
	8	300	8	300
Total of items that may be reclassified subsequently to the income statement	(6,970)	15,238	(6,486)	14,609
Total comprehensive income (loss)	(869)	5,386	(402)	4,910
Comprehensive income (loss) attributable to noncontrolling interests	(467)	476
Comprehensive income (loss) attributable to Vale’s stockholders	(402)	4,910

The accompanying notes are an integral part of these interim financial statements.

Condensed Cash Flow Statement

In millions of Brazilian Reais

	Consolidated		Parent Company
	Three-month period ended March 31
	2016	2015	2016	2015
Cash flow from operating activities:
Net income (loss) before income taxes	9,731	(12,341)	8,382	(12,826)
Adjustments for:
Equity results from associates and joint ventures	(589)	825	(3,488)	4,599
Results on measurement or sale of non-current assets	—	(546)	—	(546)
Results on sale or disposal of investments in associates and joint ventures	—	(55)	—	(55)
Results on disposal of property, plant and equipment and intangibles	39	(682)	6	58
Depreciation, amortization and depletion	3,314	3,000	1,164	988
Financial results, net	(4,773)	13,678	(4,642)	12,107
Changes in assets and liabilities:
Accounts receivable	(3,896)	2,221	1,640	1,598
Inventories	(400)	753	19	114
Suppliers and contractors	(1,430)	(1,150)	1	(654)
Payroll and related charges	(11)	(1,581)	96	(1,097)
Other taxes assets and liabilities, net	(183)	75	22	172
Deferred revenue - Gold stream (note 23)	—	1,670	—	—
Other assets and liabilities, net	939	80	(142)	(322)
Cash generated from operations	2,741	5,947	3,058	4,136
Dividends and interest on capital received from subsidiaries	—	—	—	209
Interest on loans with related parties received (paid), net	—	—	(218)	(152)
Interest on loans and borrowings paid	(1,861)	(1,321)	(960)	(769)
Derivatives received (paid), net (note 19)	(1,976)	(1,785)	(502)	(600)
Interest on participative stockholders’ debentures paid	—	(124)	—	(124)
Income taxes	(631)	(759)	(20)	—
Income taxes - Settlement program	(343)	(308)	(336)	(302)
Net cash provided by (used in) operating activities	(2,070)	1,650	1,022	2,398

Cash flow from investing activities:
Financial investments redeemed (invested)	378	402	(5)	388
Loans and advances received (granted)	(13)	(6)	62	205
Guarantees and deposits received (granted)	(138)	(70)	(157)	(65)
Additions to investments	(362)	(30)	(645)	(740)
Acquisition of subsidiary, net of cash acquired	17	(237)	—	—
Additions to property, plant and equipment and intangible (note 3(b))	(5,354)	(6,259)	(3,607)	(4,167)
Dividends and interest on capital received from associates and joint ventures	2	74	4	71
Proceeds from disposal of assets and investments	47	339	—	309
Proceeds from gold stream transaction (note 23)	—	1,156	—	—
Net cash used in investing activities	(5,423)	(4,631)	(4,348)	(3,999)

Cash flow from financing activities:
Loans and borrowings (i)
Additions	12,950	3,676	5,669	3,686
Repayments	(4,735)	(819)	(640)	(578)
Transactions with related parties	—	—	(1,478)	(1,154)
Transactions with stockholders:
Dividends and interest on capital paid to noncontrolling interest	(17)	(7)	—	—
Transactions with noncontrolling stockholders	(69)	—	—	—
Net cash provided by financing activities	8,129	2,850	3,551	1,954

Increase (decrease) in cash and cash equivalents	636	(131)	225	353
Cash and cash equivalents in the beginning of the period	14,022	10,555	518	685
Effect of exchange rate changes on cash and cash equivalents	(1,197)	1,394	—	—
Cash and cash equivalents at end of the period	13,461	11,818	743	1,038

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	670	556	401	283

(i) Includes transactions with related parties: Banco Bradesco, Banco do Brasil e Banco Nacional do Desenvolvimento economico e Social - BNDES.

The accompanying notes are an integral part of these interim financial statements.

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	7	13,461	14,022	743	518
Financial investments		97	109	24	18
Derivative financial instruments	19	500	474	288	196
Accounts receivable	8	9,088	5,763	31,292	36,026
Inventories	9	13,527	13,775	3,893	3,830
Prepaid income taxes		2,223	3,513	1,960	3,176
Recoverable taxes		5,420	5,482	3,429	3,352
Related parties	25	356	273	1,715	834
Others		2,072	1,215	403	581
		46,744	44,626	43,747	48,531

Assets held for sale	5	14,560	15,792	—	—
		61,304	60,418	43,747	48,531
Non-current assets
Derivative financial instruments	19	605	363	525	293
Loans		691	732	109	106
Prepaid income taxes		1,839	1,840	—	—
Recoverable taxes		1,936	1,956	1,458	1,457
Deferred income taxes	15(a)	27,317	30,867	16,245	17,292
Judicial deposits	14(c)	3,502	3,445	2,788	2,707
Related parties	25	—	5	1,074	1,468
Others		2,213	2,392	592	765
		38,103	41,600	22,791	24,088

Investments	10	12,091	11,481	124,032	127,517
Intangibles	11	21,416	20,789	9,727	8,557
Property, plant and equipment	12	206,148	211,259	97,712	96,887
		277,758	285,129	254,262	257,049
Total assets		339,062	345,547	298,009	305,580
Liabilities
Current liabilities
Suppliers and contractors		11,200	13,140	6,420	7,084
Payroll and related charges		1,468	1,464	836	806
Derivative financial instruments	19	5,798	8,107	2,975	3,559
Loans and borrowings	13	11,584	9,788	6,195	4,736
Related parties	25	2,604	1,856	9,354	6,774
Income taxes - Settlement program	15(c)	1,383	1,348	1,355	1,320
Taxes payable		792	977	306	460
Provision for income taxes		596	943	—	—
Employee postretirement obligations	16	253	266	63	72
Asset retirement obligations		312	346	77	83
Others		4,240	2,531	624	825
		40,230	40,766	28,205	25,719

Liabilities associated with assets held for sale	5	336	416	—	—
		40,566	41,182	28,205	25,719
Non-current liabilities
Derivative financial instruments	19	4,359	5,581	3,715	4,745
Loans and borrowings	13	100,413	102,878	55,564	55,986
Related parties	25	438	830	54,954	63,837
Employee postretirement obligations	16	6,963	6,831	494	483
Provisions for litigation	14(a)	3,029	3,210	2,070	2,190
Income taxes - Settlement program	15(c)	16,023	15,953	15,694	15,626
Deferred income taxes	15(a)	6,467	6,520	—	—
Asset retirement obligations		9,333	9,313	1,466	1,291
Participative stockholders’ debentures	24(b)	1,787	1,336	1,787	1,336
Deferred revenue - Gold stream	23	6,102	6,830	—	—
Others		5,600	5,664	3,302	3,207
		160,514	164,946	139,046	148,701
Total liabilities		201,080	206,128	167,251	174,420

Stockholders’ equity
Equity attributable to Vale’s stockholders	20	130,758	131,160	130,758	131,160
Equity attributable to noncontrolling interests		7,224	8,259	—	—
Total stockholders’ equity		137,982	139,419	130,758	131,160
Total liabilities and stockholders’ equity		339,062	345,547	298,009	305,580

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Equity

In millions of Brazilian Reais

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2015	77,300	50	(1,881)	3,846	(2,746)	(3,873)	58,464	—	131,160	8,259	139,419
Net income	—	—	—	—	—	—	—	6,311	6,311	17	6,328
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(227)	—	—	(227)	—	(227)
Cash flow hedge	—	—	—	—	—	8	—	—	8	—	8
Translation adjustments	—	—	—	—	—	208	(6,702)	—	(6,494)	(484)	(6,978)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(592)	(592)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	24	24
Balance at March 31, 2016	77,300	50	(1,881)	3,846	(2,746)	(3,884)	51,762	6,311	130,758	7,224	137,982

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2014	77,300	50	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601
Loss	—	—	—	—	—	—	—	(9,538)	(9,538)	(153)	(9,691)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(161)	—	—	(161)	—	(161)
Cash flow hedge	—	—	—	—	—	300	—	—	300	—	300
Translation adjustments	—	—	—	—	—	(548)	14,857	—	14,309	629	14,938
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(5)	(5)
Acquisitions and disposal of participation of noncontrolling interest	—	—	(5)	—	—	—	—	—	(5)	4	(1)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	20	20
Balance at March 31, 2015	77,300	50	(975)	53,085	(2,746)	(4,962)	39,105	(9,538)	151,319	3,682	155,001

The accompanying notes are an integral part of these interim financial statements.

Condensed Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent Company
	Three-month period ended March 31
	2016	2015	2016	2015
Generation of value added from continuing operations
Gross revenue
Revenue from products and services	22,377	18,363	8,333	10,552
Results on measurement or sale of non-current assets	—	601	—	601
Revenue from the construction of own assets	3,582	6,845	2,707	4,450
Allowance for doubtful accounts	(1)	—	(2)	(2)
Other revenues	166	1,636	72	396
Less:
Acquisition of products	(326)	(704)	(137)	(167)
Material, service and maintenance	(8,096)	(10,288)	(4,851)	(6,262)
Oil and gas	(1,200)	(902)	(666)	(574)
Energy	(638)	(421)	(241)	(209)
Freight	(1,920)	(2,269)	(10)	—
Other costs and expenses	(1,650)	(3,024)	(603)	(861)
Gross value added	12,294	9,837	4,602	7,924
Depreciation, amortization and depletion	(3,314)	(3,000)	(1,164)	(988)
Net value added	8,980	6,837	3,438	6,936

Received from third parties
Equity results from associates and joint ventures	589	(825)	3,488	(4,599)
Financial income	234	161	90	92
Monetary and exchange variation of assets	(3,700)	6,227	(3,965)	6,583
Total value added to be distributed	6,103	12,400	3,051	9,012

Personnel	1,971	2,074	886	1,033
Taxes and contributions	2,025	2,118	1,641	1,683
Current income tax	1,292	200	1,016	—
Deferred income tax	2,111	(2,850)	1,055	(3,288)
Financial expense (excludes capitalized interest)	1,272	4,627	1,047	3,487
Monetary and exchange variation of liabilities	(9,286)	15,575	(9,650)	15,172
Other remunerations of third party funds	390	347	745	463
Reinvested net income (absorbed loss)	6,311	(9,538)	6,311	(9,538)
Net income (loss) attributable to noncontrolling interest	17	(153)	—	—
Distributed value added	6,103	12,400	3,051	9,012

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                            Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - BM&F BOVESPA (Vale3 and Vale5), New York - NYSE (VALE and VALE.P), Paris - NYSE Euronext (Vale3 and Vale5) and Hong Kong - HKEx (codes 6210 and 6230).

Vale and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Group also produces copper, metallurgical and thermal coal, potash, phosphates and other fertilizer nutrients, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.                            Basis for preparation of the interim financial statements

a)        Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own financial statements, and only this information, are being presented and correspond to those used by the Company’s Management.

The consolidated financial statements present the accounts of the Group.

The individual financial statements present the accounts of the Parent Company and are presented in a summarized form in note 26.

b)        Basis of presentation

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The accounting practices, accounting estimates and judgments, risk management and measurement methods are the same as those adopted when preparing the financial statements for the year ended December 31, 2015. These interim financial statements were prepared to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2015.

The interim financial statements of the Group and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). In the case of the Parent Company the functional currency is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in R$.

The exchange rates used by the Group for major currencies to translate its operations into R$ are as follows:

	Closing rate		Average rate for the three-month period ended
	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2015
US dollar (“US$”)	3.5589	3.9048	3.9022	2.8702
Canadian dollar (“CAD”)	2.7446	2.8171	2.8421	2.3120
Australian dollar (“AUD”)	2.7322	2.8532	2.8165	2.2543
Euro (“EUR” or “€”)	4.0539	4.2504	4.3008	3.2212

Subsequent events were evaluated through April 27, 2016, which is the date the interim financial statements were approved by the Board of Directors.

c)         Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those adopted when preparing the financial statements for the year ended December 31, 2015.

3.         Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)   Operating income and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss adding dividends received from associates and joint ventures, and excluding the depreciation, depletion and amortization, impairment, onerous contracts and results on measurement or sales of non-current assets.

	Consolidated

	Three-month period ended March 31, 2016

	Income statement							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Dividends received from associates and joint ventures	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	11,188	(5,038)	(599)	(41)	(126)	(933)	4,451	—	933	5,384
Pellets	2,918	(1,695)	(59)	(2)	(15)	(310)	837	—	310	1,147
Ferroalloys and manganese	182	(175)	6	—	(10)	(29)	(26)	—	29	3
Other ferrous products and services	339	(230)	18	(1)	(3)	(69)	54	—	69	123
	14,627	(7,138)	(634)	(44)	(154)	(1,341)	5,316	—	1,341	6,657

Coal	599	(1,133)	187	(7)	(4)	(96)	(454)	—	96	(358)

Base metals
Nickel and other products	3,883	(2,973)	(89)	(56)	(124)	(1,425)	(784)	1	1,425	642
Copper	1,371	(747)	6	(3)	—	(169)	458	—	169	627
	5,254	(3,720)	(83)	(59)	(124)	(1,594)	(326)	1	1,594	1,269
Fertilizers
Potash	91	(69)	17	(7)	(14)	(22)	(4)	—	22	18
Phosphates	1,125	(910)	(50)	(12)	(1)	(220)	(68)	—	220	152
Nitrogen	228	(163)	(7)	(2)	—	(19)	37	—	19	56
Other fertilizers products	49	—	—	—	—	—	49	—	—	49
	1,493	(1,142)	(40)	(21)	(15)	(261)	14	—	261	275

Others	94	(175)	22	(100)	—	(22)	(181)	1	22	(158)

Total	22,067	(13,308)	(548)	(231)	(297)	(3,314)	4,369	2	3,314	7,685

	Consolidated
	Three-month period ended March 31, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Results on measurement or sale of non- current assets	Dividends received from associates and joint ventures	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	7,859	(5,548)	(488)	(94)	(75)	(1,058)	596	—	—	1,058	1,654
Pellets	2,778	(1,703)	10	(4)	(16)	(246)	819	—	72	246	1,137
Ferroalloys and manganese	206	(138)	—	—	(16)	(17)	35	—	—	17	52
Other ferrous products and services	335	(284)	30	(3)	(1)	(58)	19	—	—	58	77
	11,178	(7,673)	(448)	(101)	(108)	(1,379)	1,469	—	72	1,379	2,920

Coal	419	(544)	(195)	(14)	(36)	(67)	(437)	—	—	67	(370)

Base metals
Nickel and other products	3,855	(2,434)	(187)	(80)	(306)	(1,214)	(366)	—	—	1,214	848
Copper	1,102	(647)	13	(4)	(2)	(137)	325	—	—	137	462
Other base metals products	—	—	722	—	—	—	722	—	—	—	722
	4,957	(3,081)	548	(84)	(308)	(1,351)	681	—	—	1,351	2,032
Fertilizers
Potash	85	(59)	(2)	(29)	(13)	(17)	(35)	—	—	17	(18)
Phosphates	1,020	(742)	(47)	(18)	(25)	(157)	31	—	—	157	188
Nitrogen	223	(158)	(8)	(2)	(2)	(17)	36	—	—	17	53
Other fertilizers products	34	—	—	—	—	—	34	—	—	—	34
	1,362	(959)	(57)	(49)	(40)	(191)	66	—	—	191	257

Others	111	(79)	(141)	(96)	(1)	534	328	(546)	2	12	(204)

Total	18,027	(12,336)	(293)	(344)	(493)	(2,454)	2,107	(546)	74	3,000	4,635

b)   Assets by segment

	Consolidated
	As at March 31, 2016				Three-month period ended March 31, 2016
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (i)
Ferrous minerals
Iron ore	2,653	3,404	1,575	105,635	3,542
Pellets	3,292	641	1,253	4,335	27
Ferroalloys and manganese	182	231	—	616	24
Other ferrous products and services	386	5	3,023	822	—
	6,513	4,281	5,851	111,408	3,593

Coal	95	155	1,062	6,694	521

Base metals
Nickel and other products	1,392	3,992	55	78,641	690
Copper	709	112	—	8,862	365
	2,101	4,104	55	87,503	1,055
Fertilizers
Potash	22	75	—	541	—
Phosphates	381	1,194	295	14,289	153
Nitrogen	57	47	—	—	—
	460	1,316	295	14,830	153

Others	133	15	4,828	7,129	32

Total	9,302	9,871	12,091	227,564	5,354

(i) Include only cash effect.

	Consolidated
	December 31, 2015				Three-month period ended March 31, 2015
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (i)
Ferrous minerals
Iron ore	289	3,168	1,581	104,539	4,154
Pellets	2,792	620	1,156	4,213	31
Ferroalloys and manganese	203	249	—	547	6
Other ferrous products and services	303	7	3,038	824	9
	3,587	4,044	5,775	110,123	4,200

Coal	176	206	1,195	7,075	1,007

Base metals
Nickel and other products	1,606	4,460	66	83,118	617
Copper	67	92	—	8,731	202
	1,673	4,552	66	91,849	819
Fertilizers
Potash	12	52	—	570	—
Phosphates	326	1,063	292	14,526	159
Nitrogen	55	41	—	—	—
	393	1,156	292	15,096	159

Others	159	10	4,153	7,905	74

Total	5,988	9,968	11,481	232,048	6,259

(i) Include only cash effect.

c)   Results by segment and revenues by geographic area

	Consolidated
	Three-month period ended March 31, 2016
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	14,627	599	5,254	1,493	94	22,067
Cost and expenses	(7,970)	(957)	(3,986)	(1,218)	(253)	(14,384)
Depreciation, depletion and amortization	(1,341)	(96)	(1,594)	(261)	(22)	(3,314)
Operating income (loss)	5,316	(454)	(326)	14	(181)	4,369

Financial result	5,104	165	(531)	52	(17)	4,773
Equity results in associates and joint ventures	154	(35)	(6)	—	476	589
Income taxes	(3,558)	—	179	(24)	—	(3,403)
Net income (loss)	7,016	(324)	(684)	42	278	6,328

Income (loss) attributable to noncontrolling interests	158	(95)	(68)	20	2	17
Income (loss) attributable to Vale’s stockholders	6,858	(229)	(616)	22	276	6,311

Sales classified by geographic area:
America, except United States and Brazil	355	15	1,080	38	—	1,488
United States of America	131	—	671	—	14	816
Europe	1,882	26	1,637	83	—	3,628
Middle East/Africa/Oceania	634	71	35	—	—	740
Japan	994	137	202	—	—	1,333
China	8,678	95	613	—	—	9,386
Asia, except Japan and China	606	255	947	78	—	1,886
Brazil	1,347	—	69	1,294	80	2,790
Net operating revenue	14,627	599	5,254	1,493	94	22,067

	Consolidated
	Three-month period ended March 31, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	11,178	419	4,957	1,362	111	18,027
Cost and expenses	(8,330)	(789)	(2,925)	(1,105)	(317)	(13,466)
Results on measurement or sales of non-current assets	—	—	—	—	546	546
Depreciation, depletion and amortization	(1,379)	(67)	(1,351)	(191)	(12)	(3,000)
Operating income (loss)	1,469	(437)	681	66	328	2,107

Financial result	(13,458)	240	(272)	(204)	16	(13,678)
Results on sale or disposal of investments in associates and joint ventures	—	—	—	—	55	55
Equity results in associates and joint ventures	(455)	(1)	(17)	—	(352)	(825)
Income taxes	3,242	(73)	(109)	(398)	(12)	2,650
Net income (loss)	(9,202)	(271)	283	(536)	35	(9,691)
Income (loss) attributable to noncontrolling interests	(15)	(33)	(95)	18	(28)	(153)
Income (loss) attributable to Vale’s stockholders	(9,187)	(238)	378	(554)	63	(9,538)

Sales classified by geographic area:
America, except United States and Brazil	269	—	867	41	—	1,177
United States of America	28	—	684	—	22	734
Europe	1,856	35	1,254	82	—	3,227
Middle East/Africa/Oceania	859	99	115	9	—	1,082
Japan	1,171	83	417	—	—	1,671
China	4,792	—	419	—	—	5,211
Asia, except Japan and China	877	172	816	29	—	1,894
Brazil	1,326	30	385	1,201	89	3,031
Net operating revenue	11,178	419	4,957	1,362	111	18,027

4.                                      Relevant event — Dam failure at Samarco Mineração S.A. (“Samarco”)

On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (Fundão) in the state of Minas Gerais - Brazil, which affected communities and ecosystems, including the Rio Doce river.

Following the dam failure, the state government of Minas Gerais ordered the suspension of Samarco’s operations.

Samarco and its shareholders, Vale and BHP Billiton Brasil Ltda. (“BHPB”), entered into a settlement agreement on March 2, 2016 with the federal Attorney General of Brazil, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and certain other parties. The settlement agreement, which includes no admission of civil, criminal or administrative liability for the Fundão dam failure, is expected to resolve the lawsuit brought in Brazilian courts by several Brazilian governmental authorities. The settlement agreement is already effective, though the resolution of claims pursuant to the agreement remains subject to judicial approval. There is no assurance as to whether and when the court will approve the resolution of claims.  The term of the agreement is 15 years, renewable for successive one-year periods until all obligations under the agreement have been performed.

Under the settlement agreement, Samarco, Vale and BHPB will establish a foundation to develop and implement remediation programs to restore the environment, local communities and the social condition of the affected areas, as well as compensation programs.

Samarco has agreed to provide funding to the foundation in the amount of R$2.0 billion in 2016, R$1.2 billion in 2017 and R$1.2 billion in 2018. Amounts that Samarco has already spent on remediation and compensation will be applied towards its funding obligations.  From 2019 to 2021, Samarco has agreed to provide funding based on the amounts needed to complete remaining remediation and compensation projects, subject to an annual minimum of R$800 and an annual maximum of R$1.6 billion.  The foundation will allocate an annual amount of R$240 over 15 years to the implementation of compensation programs, and these annual amounts are included in the annual contributions described above for the first six years. Through the end of 2018, the foundation will also set aside R$500 for basic sanitation in the affected areas.

To comply with the settlement agreement, Samarco will continue to conduct and fund the humanitarian and environmental recovery and compensation works until the foundation is operational, which is likely to occur before the end of 2016.

Samarco is currently unable to conduct ordinary mining and processing. Samarco’s management is working on a plan that would permit it to resume operations, but the feasibility, timing and scope of restarting remain uncertain.

To the extent of Samarco does not meet its funding obligations in the foundation, each of Vale and BHPB is liable, under the terms of the agreement, to provide funds to the foundation in proportion to its 50% interest in Samarco.

Samarco and its shareholders expect that Samarco will be able to generate all or a substantial part of the funding required under the arrangement. Therefore, Samarco’s future cash flow projections require the use of critical estimates and assumptions in their preparation, including but not limited to: (i) judicial approval of the agreement; (ii) the release of certain escrow accounts in connection with judicial proceedings in progress; (iii) the resumption of operations within a reasonable period of time; and (iv) the management of debt held by Samarco with financial institutions and bond holders.

Until new facts and circumstances are available and the referred uncertainties are reduced, it is not possible to estimate or reliably measure whether Vale will be required to provide the contributions to Samarco to comply with the agreement or to provide guarantees of its other obligations. Therefore, no provision was recognized in the Company´s interim financial statements as of March 31, 2016.

In addition, Samarco and its shareholders are named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking damages for personal injury, wrongful death, commercial or economic injury, breach of contract and violations of statutes. Because these pending lawsuits are at the very early stages, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. Therefore, no provision has been recognized and no contingent liability has been quantified.

The Company will reassess each reporting period the key assumptions used in Samarco´s cash flow and any impact identified and related to this matter will be reflect in its financial statements.

5.                            Assets held for sale

a)        Coal - Nacala logistic corridor (“Nacala”)

As at March 31, 2016 and December 31, 2015, assets held for sale refers to Nacala logistic corridor (“Nacala”).

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor. Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi. After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The assets and liabilities were classified as assets held for sale with no impact in the income statement. As at March 2016, completion of the transaction remains dependent upon certain conditions. The Company remains committed to its plan to sell its 50% interest.

	March 31, 2016	December 31, 2015
Assets held for sale
Accounts receivable	30	13
Other current assets	431	522
Property, plant and equipments and Intangible, net	14,099	15,257
Total assets	14,560	15,792

Liabilities associated with assets held for sale
Suppliers and contractors	295	365
Other current liabilities	41	51
Total liabilities	336	416
Net assets held for sale	14,224	15,376

6.                            Acquisitions and divestitures

2016

Minas da Serra Geral S.A. (“MSG”) — In March 2016, the Company completed the purchase option on additional 50% participation at MSG which was owned by JFE Steel Corporation (“JFE”) in the amount of R$65. Vale now holds 100% of MSG’s total stockholder’s equity.

2015

Energy generation assets - In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to incorporate two joint ventures, Aliança Norte Participações S.A. and Aliança Geração de Energia S.A and exchange of assets and shares. The transaction was completed in the first quarter of 2015, in which Vale received cash proceeds of R$306 and recognized a gain of R$55 as result on sale or disposal of investments in associates and joint ventures and a gain of R$546 as results on measurement or sales of non-current assets.

7.                            Cash and cash equivalents

	Consolidated
	March 31, 2016	December 31, 2015

Cash and bank deposits	9,332	7,881
Short-term investments	4,129	6,141
	13,461	14,022

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

8.                            Accounts receivable

	Consolidated
	March 31, 2016	December 31, 2015

Trade receivables	9,302	5,988
Provision for doubtful debts	(214)	(225)
	9,088	5,763

Trade receivables related to the steel sector - %	76.25%	75.32%

	Consolidated
	Three-month period ended March 31
	2016	2015
Provision for doubtful debts recorded in the income statement	—	—
Trade receivables write-offs recorded in the income statement	(1)	—

Trade receivables by segments are presented in note 3(b). No individual customer represents over 10% of receivables or revenues.

9.                            Inventories

	Consolidated
	March 31, 2016	December 31, 2015

Product inventory	9,871	9,968
Consumable inventory	3,656	3,807
Total	13,527	13,775

Product inventory is stated net of provisions, as follows:

	Consolidated
	March 31, 2016	December 31, 2015

Product inventory, gross amount	11,445	11,991
Iron ore	(72)	(72)
Coal	(1,262)	(1,652)
Manganese	(17)	(16)
Nickel	(193)	(275)
Phosphate	(30)	(8)
Total	9,871	9,968

Product inventories by segments are presented in note 3(b).

10.                               Investments in associates and joint ventures

Changes in investments in associates and joint ventures are as follows:

	Consolidated
	Three-month period ended March 31
	2016	2015
Balance at beginning of the period	11,481	10,978
Acquisitions (i)	—	1,819
Additions	334	30
Translation adjustment	(159)	326
Equity results on income statement	589	(825)
Equity results on statement of comprehensive income	—	(7)
Dividends declared	(108)	(76)
Transfer to held for sale		(15)
Others	(46)	—
Balance at end of the period	12,091	12,230

(i) Refers to Aliança Geração transaction, see note 6.

In April 2016 (subsequent events), the Company announced the sale of its 26.87% interest at Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd for a symbolic amount.  The transaction will result in R$339 loss on recycling the “Cumulative translation adjustments”.

The Company indirectly holds a 4.6% interest in Norte Energia S.A. (through Aliança Norte Energia Participações S.A.), and the Company’s investment and equity results as of March 31, 2016, are respectively R$390 and R$(6). The independent auditor’s opinion on the Norte Energia financial statements for the year ended December 31, 2015, was qualified due to an investigation related to possible breaches of law and regulation that had not been completed when the mentioned the opinion was issued. Vale believes that the auditor’s qualification has no quantitative or qualitative impact on its interim financial information as of March 31, 2016.

11.                     Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at December 31, 2015	11,544	7,084	811	1,350	20,789
Additions	—	1,421	3	6	1,430
Disposals	—	(2)	—	(1)	(3)
Amortization	—	(125)	(4)	(145)	(274)
Translation adjustment	(530)	—	(15)	(6)	(551)
Transfers	—	—	(263)	288	25
Balance at March 31, 2016	11,014	8,378	532	1,492	21,416
Cost	11,014	11,526	910	4,948	28,398
Accumulated amortization	—	(3,148)	(378)	(3,456)	(6,982)
	11,014	8,378	532	1,492	21,416

	Consolidated
	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at December 31, 2014	9,987	5,876	789	1,462	18,114
Additions	—	349	—	213	562
Disposals	—	(37)	—	—	(37)
Amortization	—	(119)	(30)	(125)	(274)
Translation adjustment	801	—	65	—	866
Acquisition of subsidiary	101	—	—	—	101
Balance at March 31, 2015	10,889	6,069	824	1,550	19,332
Cost	10,889	9,382	1,494	3,815	25,580
Accumulated amortization	—	(3,313)	(670)	(2,265)	(6,248)
	10,889	6,069	824	1,550	19,332

(i) Indefinite useful life.

(ii) Finite useful life.

12.                     Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	2,989	35,538	32,378	28,532	40,234	28,135	43,453	211,259
Additions (i)	—	—	—	—	—	—	3,406	3,406
Disposals	—	(2)	(1)	(40)	(11)	(33)	(5)	(92)
Depreciation and amortization	—	(443)	(547)	(834)	(690)	(548)	—	(3,062)
Translation adjustment	(53)	(955)	(1,009)	(1,205)	(1,121)	(474)	(669)	(5,486)
Assets retirement obligations	—	—	—	—	147	—	—	147
Transfers	(14)	887	186	895	367	126	(2,472)	(25)
Acquisition of subsidiary	—	1	—	—	—	—	—	1
Balance at March 31, 2016	2,922	35,026	31,007	27,348	38,926	27,206	43,713	206,148
Cost	2,922	52,510	50,074	46,722	65,023	40,179	43,713	301,143
Accumulated depreciation	—	(17,484)	(19,067)	(19,374)	(26,097)	(12,973)	—	(94,995)
	2,922	35,026	31,007	27,348	38,926	27,206	43,713	206,148

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507
Additions (i)	—	—	—	—	—	—	6,019	6,019
Disposals	—	(14)	(3)	(14)	(434)	(18)	(5)	(488)
Depreciation and amortization	—	(387)	(596)	(883)	(624)	(568)	—	(3,058)
Translation adjustment	93	1,667	1,162	2,331	3,378	2,028	2,667	13,326
Transfers	28	4,166	2,221	2,658	(1,312)	1,166	(8,927)	—
Acquisition of subsidiary	—	—	—	1	—	316	—	317
Balance at March 31, 2015	2,960	36,387	31,505	28,762	40,662	32,019	51,328	223,623
Cost	2,960	44,164	46,956	43,983	58,668	44,433	51,328	292,492
Accumulated depreciation	—	(7,777)	(15,451)	(15,221)	(18,006)	(12,414)	—	(68,869)
	2,960	36,387	31,505	28,762	40,662	32,019	51,328	223,623

(i) Includes capitalized borrowing costs, see cash flow.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 13(d)) compared to those disclosed in the financial statements as at December 31, 2015.

13.                     Loans and borrowings

a)        Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Debt contracts in the international markets
Floating rates in:
US$	859	943	28,795	20,203
Fixed rates in:
US$	6,858	4,651	40,628	50,463
EUR	—	—	6,081	6,376
Other currencies	59	56	638	659
Accrued charges	775	1,274	—	—
	8,551	6,924	76,142	77,701
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	830	827	18,274	18,388
Basket of currencies and US$ indexed to LIBOR	1,114	1,133	4,497	5,239
Fixed rates in:
R$	248	246	985	1,047
Accrued charges	841	658	515	503
	3,033	2,864	24,271	25,177
	11,584	9,788	100,413	102,878

The future flows of debt payments (principal and interest) per nature of funding are as follows:

	Consolidated
	Bank loans (i)	Capital markets (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)
2016	2,214	—	1,274	3,488	5,538
2017	3,395	4,313	3,861	11,569	5,627
2018	3,566	3,039	10,890	17,495	5,089
2019	4,196	3,559	2,484	10,239	4,377
2020	2,794	4,659	12,221	19,674	3,861
2021	2,701	299	1,413	4,413	3,274
Between 2022 and 2025	3,370	11,865	3,879	19,114	8,499
2026 onwards	488	23,083	303	23,874	20,667
	22,724	50,817	36,325	109,866	56,932

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at March 31, 2016 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At March 31, 2016, the average annual interest rates by currency are as follows:

	Consolidated
Loans and borrowings in	Average interest rate (i)	Total debt
US$	4.20%	83,523
R$ (ii)	9.96%	21,662
EUR (iii)	4.06%	6,114
Other currencies	6.14%	698
		111,997

(i)        In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at March 31, 2016.

(ii)     R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$15,036, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.21% per year in US$.

(iii)  Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

b)        Credit and financing lines

	Contractual		Period of the		Available amount
Type	currency	Date of agreement	agreement	Total amount	March 31, 2016
Credit lines
Revolving credit facilities	US$	May 2015	5 years	10,677	4,271
Revolving credit facilities	US$	July 2013	5 years	7,118	2,847
Financing lines
BNDES (i)	R$	April 2008	10 years	7,300	1,751
BNDES - CLN 150	R$	September 2012	10 years	3,883	21
BNDES - S11D e S11D Logística	R$	May 2014	10 years	6,163	2,847

(i)        Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the Usina VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

c)         Funding

In January 2016, the Company drew down on R$12,065 (US$3,000) of its revolving credit facilities. The amount of R$7,239 (US$1,800) was drew down on by Vale International S.A. and R$4,826 (US$1,200) by the Parent Company.

d)        Guarantees

As at March 31, 2016 and December 31, 2015, loans and borrowings are secured by property, plant and equipment and receivables in the amount of R$1,804 and R$1,937, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

e)         Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2016 and December 31, 2015.

14.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants. Changes in provision for litigation are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	1,052	309	1,771	78	3,210
Additions	12	47	175	7	241
Reversals	(30)	(15)	(66)	(8)	(119)
Payments	(268)	(70)	(89)	—	(427)
Indexation and interest	23	94	13	4	134
Translation adjustment	(13)	—	2	1	(10)
Balance at March 31, 2016	776	365	1,806	82	3,029

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2014	1,088	311	1,876	130	3,405
Additions	402	47	101	—	550
Reversals	(496)	(33)	(74)	—	(603)
Payments	(9)	7	(13)	(35)	(50)
Indexation and interest	(56)	34	20	(7)	(9)
Translation adjustment	51	1	—	141	193
Balance at March 31, 2015	980	367	1,910	229	3,486

b)        Contingent liabilities

Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	Consolidated
	March 31, 2016	December 31, 2015

Tax litigation	22,768	20,796
Civil litigation	5,689	5,214
Labor litigation	6,434	7,288
Environmental litigation	5,682	5,393
Total	40,573	38,691

i - Tax litigation - The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to the use of ICMS credits from sales and energy transmission. The change in the period is basically a new tax enforcement on services and circulation of goods (“ICMS”) and Tax on services of any nature (“ISS).

ii - Civil litigation - Most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

iii - Labor litigation - These line represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	March 31, 2016	December 31, 2015

Tax litigation	854	822
Civil litigation	354	399
Labor litigation	2,230	2,163
Environmental litigation	64	61
Total	3,502	3,445

d)        Others

i - Samarco – Vale S.A. and certain of its officers have been named as defendants in putative securities class action suits in federal court in New York brought by holders of Vale’s securities under U.S. federal securities laws. The lawsuits allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and security procedures. The plaintiffs have not specified an amount of alleged damages in these actions. Vale intends to vigorously defend these actions and mount a full defense against the allegations, considering they do not represent true facts and therefore lack legal foundation. The litigation is at a very early stage. On March 7, 2016, the judge overseeing the putative securities class actions issued an order consolidating these actions and designating lead plaintiffs and counsel. The judge has given lead plaintiffs until April 29, 2016 to file a consolidated amended complaint that will serve as the operative complaint in the litigation. As a consequence of the preliminary nature of these suits, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and no provision has been recognized.

ii - Compulsory deposits - In the third quarter of 2015, the Company filed an enforceable action in the amount of R$524 referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

15.                     Income taxes

a)        Deferred income tax

Changes in deferred tax are as follows:

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2015	30,867	6,520	24,347
Effect in income statement	(2,288)	(177)	(2,111)
Translation adjustment	(1,092)	(154)	(938)
Transfers between asset and liabilities	350	350	—
Other comprehensive income	(520)	(72)	(448)
Balance at March 31, 2016	27,317	6,467	20,850

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2014	10,560	8,874	1,686
Effect in income statement	2,828	(22)	2,850
Translation adjustment	676	1,244	(568)
Acquisition of subsidiary	(31)	—	(31)
Other comprehensive income	3	(154)	157
Balance at March 31, 2015	14,036	9,942	4,094

b)        Income tax reconciliation

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Consolidated
	Three-month period ended March 31
	2016	2015
Net income (loss) before income taxes	9,731	(12,341)
Income taxes at statutory rates - 34%	(3,309)	4,196
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	545
Equity results	214	(281)
Additions of tax loss carry forward	209	—
Unrecognized tax losses of the period	(723)	(1,191)
Others	206	(619)
Income taxes	(3,403)	2,650

c)         Income taxes - Settlement program (“REFIS”)

In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012.

At March 31, 2016, the balance of R$17,406 (R$1,383 as current and R$16,023 as non-current) is due in 151 remaining monthly installments, bearing interest at the SELIC rate.

16.                               Employee benefits obligations

Reconciliation of assets and liabilities recognized in the balance sheet

	Total
	Consolidated
	March 31, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Others benefits	Overfunded pension plans	Underfunded pension plans	Others benefits
Balance at beginning of the period	3,754	—	—	3,455	—	—
Interest income	128	—	—	427	—	—
Changes in asset ceiling and onerous liability	882	—	—	(128)	—	—
Balance at end of the period	4,764	—	—	3,754	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,758)	(13,987)	(4,676)	(9,659)	(14,407)	(4,773)
Fair value of assets	14,522	11,447	—	13,413	12,083	—
Effect of the asset ceiling	(4,764)	—	—	(3,754)	—	—
Liabilities	—	(2,540)	(4,676)	—	(2,324)	(4,773)

Current liabilities	—	(70)	(183)	—	(67)	(199)
Non-current liabilities	—	(2,470)	(4,493)	—	(2,257)	(4,574)
Liabilities	—	(2,540)	(4,676)	—	(2,324)	(4,773)

17.                     Financial instruments classification

	Consolidated
	March 31, 2016			December 31, 2015
	Loans and receivables or amortized cost	At fair value through net income	Total	Loans and receivables or amortized cost	At fair value through net income	Derivatives designated as hedge accounting	Total
Financial assets
Current
Cash and cash equivalents	13,461	—	13,461	14,022	—	—	14,022
Financial investments	97	—	97	109	—	—	109
Derivative financial instruments	—	500	500	—	474	—	474
Accounts receivable	9,088	—	9,088	5,763	—	—	5,763
Related parties	356	—	356	273	—	—	273
	23,002	500	23,502	20,167	474	—	20,641
Non-current
Derivative financial instruments	—	605	605	—	363	—	363
Loans	691	—	691	732	—	—	732
Related parties	—	—	—	5	—	—	5
	691	605	1,296	737	363	—	1,100
Total of financial assets	23,693	1,105	24,798	20,904	837	—	21,741

Financial liabilities
Current
Suppliers and contractors	11,200	—	11,200	13,140	—	—	13,140
Derivative financial instruments	—	5,798	5,798	—	7,909	198	8,107
Loans and borrowings	11,584	—	11,584	9,788	—	—	9,788
Related parties	2,604	—	2,604	1,856	—	—	1,856
	25,388	5,798	31,186	24,784	7,909	198	32,891
Non-current
Derivative financial instruments	—	4,359	4,359	—	5,581	—	5,581
Loans and borrowings	100,413	—	100,413	102,878	—	—	102,878
Related parties	438	—	438	830	—	—	830
Participative stockholders’ debentures	—	1,787	1,787	—	1,336	—	1,336
Others (i)	—	599	599	—	551	—	551
	100,851	6,745	107,596	103,708	7,468	—	111,176
Total of financial liabilities	126,239	12,543	138,782	128,492	15,377	198	144,067

(i) See note 18(a).

18.                               Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	Consolidated
	March 31, 2016			December 31, 2015
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	1,105	—	1,105	837	—	837
Total	1,105	—	1,105	837	—	837

Financial liabilities
Derivative financial instruments	10,157	—	10,157	13,688	—	13,688
Participative stockholders’ debentures	1,787	—	1,787	1,336	—	1,336
Others (minimum return instrument)	—	599	599	—	551	551
Total	11,944	599	12,543	15,024	551	15,575

There are no changes in the methods and techniques of evaluation of instruments disclosed above in the financial statements as at December 31, 2015.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans (net of interest) are as follows:

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
March 31, 2016
Debt principal	109,866	101,444	43,831	57,613

December 31, 2015
Debt principal	110,231	102,434	48,017	54,417

19.                               Derivative financial instruments

a)        Derivatives effects on balance sheet

	Consolidated
	Assets
	March 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	349	95	269	—
IPCA swap	14	206	7	64
Eurobonds swap	9	—	—	—
Pré-dolar swap	4	—	—	—
	376	301	276	64
Commodities price risk
Nickel	124	27	198	41
	124	27	198	41

Others	—	277	—	258
	—	277	—	258
Total	500	605	474	363

	Consolidated
	Liabilities
	March 31, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	2,815	3,357	3,119	4,419
IPCA swap	78	386	82	393
Eurobonds swap	20	49	572	111
Pre dollar swap	86	161	364	280
	2,999	3,953	4,137	5,203
Commodities price risk
Nickel	107	27	153	42
Bunker oil	2,692	—	3,609	—
	2,799	27	3,762	42

Others	—	379	—	336
	—	379	—	336
Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	198	—
Foreign exchange	—	—	10	—
	—	—	208	—
Total	5,798	4,359	8,107	5,581

b)        Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Three-month period ended March 31
	Gain (loss) recognized in the income statement		Financial settlement inflows(outflows)		Gain(loss) recognized in other comprehensive income
	2016	2015	2016	2015	2016	2015
Derivatives designated as economic hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,312	(2,893)	(175)	(915)	—	—
IPCA swap	140	(224)	5	11	—	—
Eurobonds swap	49	(426)	(524)		—	—
Pre dollar swap	107	(272)	(295)	(6)	—	—
	1,608	(3,815)	(989)	(910)	—	—
Commodities price risk
Nickel	(94)	(23)	(69)	(46)	—	—
Bunker oil	(60)	(151)	(705)	(412)	—	—
	(154)	(174)	(774)	(458)	—	—

Others	(18)	(18)	—	—	—	—
	(18)	(18)	—	—	—	—
Derivatives designated as cash flow hedge accounting
Bunker oil	—	(343)	(203)	(376)	—	308
Foreign exchange	(10)	(41)	(10)	(41)	8	(1)
	(10)	(384)	(213)	(417)	8	307
Total	1,426	(4,391)	(1,976)	(1,785)	8	307

Related to the effects of derivatives in the Income statements,  the Company recognized as costs of goods sold and financial results the amounts of R$343 and R$4,048, respectively, for the 1st quarter of 2015. In 2016, all derivatives impacts were charged to financial results.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2016
Nickel	June 2018
Others	December 2027

Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on March 31, 2016. The derivative positions described in this document did not have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2016, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016		December 31, 2015		Index	Average rate	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016	2017	2018	2019+

CDI vs. US$ fixed rate swap							(2,423)	(3,059)	(295)	154	(1,567)	(111)	(746)	—
Receivable	R$	5,739	R$	5,239	CDI	107.57%
Payable	US$	2,399	US$	2,288	Fix	3.46%

TJLP vs. US$ fixed rate swap							(3,101)	(3,965)	(253)	253	(572)	(899)	(444)	(1,187)
Receivable	R$	5,180	R$	5,484	TJLP +	1.31%
Payable	US$	2,486	US$	2,611	Fix	1.69%

TJLP vs. US$ floating rate swap							(204)	(245)	(2)	16	(9)	(15)	(18)	(161)
Receivable	R$	32	R$	267	TJLP +	0.92%
Payable	US$	155	US$	156	Libor +	-1.21%

R$ fixed rate vs. US$ fixed rate swap							(243)	(644)	81	75	(76)	(25)	23	(164)
Receivable	R$	1,139	R$	1,356	Fix	7.32%
Payable	US$	398	US$	528	Fix	-0.83%

IPCA vs. US$ fixed rate swap							(299)	(411)	5	39	—	12	8	(319)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							55	6	—	1	(76)	(58)	(45)	235
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	US$	1,350	US$	1,350	CDI	98.58%

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. And in those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016		December 31, 2015		Index	Average rate	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016	2017	2018	2019+

EUR fixed rate vs. US$ fixed rate swap							(69)	(683)	(524)	64	—	(17)	(15)	(37)
Receivable		€500		€1,000	Fix	3.75%
Payable	US$	613	US$	1,302	Fix	4.29%

	Notional		Bought /	Average rate	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(USD/EUR)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016	2017
Forward	€500	—	B	1.143	9	—	—	22.9	—	9

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements, and it was settled in this quarter.

							Financial settlement		Fair value
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2016	December 31, 2015	Sold	(CAD / USD)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016

Forward	—	CAD 10	B	1.028	—	(10)	—	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

							Financial Settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2016	December 31, 2015	Sold	(US$/ton)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016

Bunker Oil protection
Forwards	1,410,000	1,867,500	B	513	(1,586)	(2,252)	(577)	40	(1,586)
Call options	1,507,500	2,041,500	B	383	0.6	0.1	—	0.2	0.6
Put options	1,507,500	2,041,500	S	308	(707)	(1,158)	(363)	39	(707)
Total					(2,292)	(3,410)			(2,292)

As at March 31, 2016 and December 31, 2015, excludes R$400 and R$397, respectively, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwound before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(US$/ton)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016	2017	2018

Fixed prices sales protection
Nickel forwards	16,102	16,917	B	10,892	(126)	(180)	(70)	17	(87)	(39)	0

Raw materials purchase protection
Nickel forwards	90	118	S	8,486	0.0	0.4	0.5	0.1	0.0	—	—
Copper forwards	398	385	S	4,598	(0.3)	0.4	0.5	0.1	(0.3)	—	—
Total					(0.3)	0.7			(0.3)	—	—

Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(US$/share)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2023
Call options	10,000,000	10,000,000	B	65	54	28	—	6	54

c)                            Call options from debentures

The company has debentures in which lenders have call options of a specified quantity of Ferrovia Norte Sul ordinary shares, later changed to VLI SA shares. The call option’s strike price is given by the debentures’ remaining notional in each exercise date.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(R$/share)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2027
Call options	140,239	140,239	S	8,570	(137)	(152)	—	8	(137)

d)                           Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a contract that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer’s control, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

	Notional (quantity, in million)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(R$/ação)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016+
Options	2,139	2,139	B/S	1.8	(14)	57	—	25	(14)

e)                            Embedded derivatives in commercial contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)		Bought /	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(US$/ton)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016
Nickel Forward	5,799	3,877	S	8,543	(0.9)	11.7			(0.9)
Copper Forward	4,325	5,939	S	4,653	(1.3)	7.7			(1.3)
Total					(2.2)	19.4	—	7.6	(2.2)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)		Bought/	Average strike	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2016	December 31, 2015	Sold	(US$/ton)	March 31, 2016	December 31, 2015	March 31, 2016	March 31, 2016	2016	2017	2018

Call options	746,667	746,667	S	179	(4.8)	—	—	3.1	(0.0)	(0.0)	(4.8)

f)                             Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

-     Scenario I: fair value calculation considering market prices as of March 31, 2016

-     Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

-     Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(2,424)	(4,603)	(6,781)
	US$ interest rate inside Brazil decrease	(2,424)	(2,481)	(2,538)
	Brazilian interest rate increase	(2,424)	(2,435)	(2,446)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(3,102)	(5,243)	(7,384)
	US$ interest rate inside Brazil decrease	(3,102)	(3,238)	(3,382)
	Brazilian interest rate increase	(3,102)	(3,368)	(3,606)
	TJLP interest rate decrease	(3,102)	(3,266)	(3,439)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(204)	(328)	(453)
	US$ interest rate inside Brazil decrease	(204)	(215)	(228)
	Brazilian interest rate increase	(204)	(221)	(237)
	TJLP interest rate decrease	(204)	(215)	(226)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(242)	(603)	(963)
	US$ interest rate inside Brazil decrease	(242)	(294)	(350)
	Brazilian interest rate increase	(242)	(352)	(444)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(300)	(710)	(1,119)
	US$ interest rate inside Brazil decrease	(300)	(332)	(366)
	Brazilian interest rate increase	(300)	(419)	(522)
	IPCA index decrease	(300)	(366)	(429)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	55	(126)	(277)
	IPCA index decrease	55	(46)	(141)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	46	141

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(68)	(699)	(1,331)
	Euribor increase	(68)	(90)	(112)
	US$ Libor decrease	(68)	(121)	(177)
Protected item: EUR denominated debt	EUR depreciation	n.a.	699	1,331

EUR Forward	EUR depreciation	9	(498)	(1,005)
	Euribor increase	9	6	3
	US$ Libor decrease	9	5	1
Protected item: EUR denominated debt	EUR depreciation	n.a.	498	1,005

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III
Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(2,292)	(2,748)	(3,207)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	2,748	3,207

Nickel sales fixed price protection
Forwards	Nickel price decrease	(126)	(247)	(369)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	247	369

Purchase protection program
Nickel forwards	Nickel price increase	0.0	(0.7)	(1.4)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.7	1.4

Copper forwards	Copper price increase	(0.3)	(2.0)	(3.7)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	2.0	3.7

SLW warrants	SLW stock price decrease	53	23	3

VLI call options	VLI stock value increase	(136)	(221)	(306)

Options regarding non-controlling interest in subsidiary	Subsidiary stock value increase	19	(169)	(266)

Instrument	Main risks	Scenario I	Scenario II	Scenario III
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(46)	(91)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(1)	(20)	(39)
Embedded derivatives - Gas purchase	Pellet price increase	(5)	(10)	(17)

g)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of March 31, 2016.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	Ba3	BB
Banco Votorantim	Ba3	BB
Bank of America	Baa1	BBB+
Bank of Nova Scotia	Aa3	A+
Bank of Tokyo Mitsubishi UFJ	A1	A
Banpara	Ba3	BB-
Barclays	Baa3	BBB
BBVA	A3	BBB+
BNP Paribas	A1	A
BTG Pactual	Ba3	B+
Caixa Economica Federal	Ba3	BB
Citigroup	Baa1	BBB+
Credit Agricole	A2	A
Deutsche Bank	A2	BBB+
Goldman Sachs	A3	BBB+
HSBC	A1	A
Intesa Sanpaolo Spa	A3	BBB-
Itau Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	A1	BBB+

h)                                     Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	8,280	SEP16	8,531	MAR17	8,595
APR16	8,462	OCT16	8,543	MAR18	8,711
MAY16	8,476	NOV16	8,556	MAR19	8,813
JUN16	8,490	DEC16	8,567	MAR20	8,899
JUL16	8,503	JAN17	8,577
AUG16	8,519	FEB17	8,586

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.19	SEP16	2.19	MAR17	2.19
APR16	2.21	OCT16	2.19	MAR18	2.19
MAY16	2.20	NOV16	2.19	MAR19	2.19
JUN16	2.20	DEC16	2.19	MAR20	2.19
JUL16	2.20	JAN17	2.19
AUG16	2.20	FEB17	2.19

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	172	SEP16	192	MAR17	210
APR16	175	OCT16	195	MAR18	236
MAY16	178	NOV16	198	MAR19	274
JUN16	180	DEC16	201	MAR20	322
JUL16	184	JAN17	205
AUG16	188	FEB17	208

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/16	3.73	03/01/17	3.25	07/01/19	3.34
06/01/16	3.65	04/03/17	3.23	10/01/19	3.37
07/01/16	3.41	07/03/17	3.26	01/02/20	3.45
08/01/16	3.35	10/02/17	3.22	04/01/20	3.52
09/01/16	3.20	01/02/18	3.20	07/01/20	3.65
10/03/16	3.12	04/02/18	3.17	10/01/20	3.86
11/01/16	3.11	07/02/18	3.19	01/04/21	4.01
12/01/16	3.11	10/01/18	3.21	07/01/21	4.09
01/02/17	3.20	01/02/19	3.23	01/03/22	4.36
02/01/17	3.24	04/01/19	3.29	01/02/23	4.81

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.44	6M	0.71	11M	0.75
2M	0.52	7M	0.72	12M	0.75
3M	0.63	8M	0.73	2Y	0.86
4M	0.67	9M	0.74	3Y	0.98
5M	0.69	10M	0.74	4Y	1.11

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/16	7.50	03/01/17	7.50	07/01/19	7.50
06/01/16	7.50	04/03/17	7.50	10/01/19	7.50
07/01/16	7.50	07/03/17	7.50	01/02/20	7.50
08/01/16	7.50	10/02/17	7.50	04/01/20	7.50
09/01/16	7.50	01/02/18	7.50	07/01/20	7.50
10/03/16	7.50	04/02/18	7.50	10/01/20	7.50
11/01/16	7.50	07/02/18	7.50	01/04/21	7.50
12/01/16	7.50	10/01/18	7.50	07/01/21	7.50
01/02/17	7.50	01/02/19	7.50	01/03/22	7.50
02/01/17	7.50	04/01/19	7.50	01/02/23	7.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/16	14.14	03/01/17	13.83	07/01/19	13.92
06/01/16	14.12	04/03/17	13.80	10/01/19	13.93
07/01/16	14.10	07/03/17	13.77	01/02/20	13.93
08/01/16	14.06	10/02/17	13.73	04/01/20	13.92
09/01/16	14.06	01/02/18	13.72	07/01/20	13.91
10/03/16	14.03	04/02/18	13.78	10/01/20	13.90
11/01/16	13.97	07/02/18	13.80	01/04/21	13.91
12/01/16	13.92	10/01/18	13.83	07/01/21	13.93
01/02/17	13.88	01/02/19	13.86	01/03/22	13.94
02/01/17	13.85	04/01/19	13.89	01/02/23	14.05

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/16	7.43	03/01/17	7.13	07/01/19	6.92
06/01/16	7.41	04/03/17	7.11	10/01/19	6.92
07/01/16	7.39	07/03/17	7.02	01/02/20	6.92
08/01/16	7.36	10/02/17	6.93	04/01/20	6.90
09/01/16	7.36	01/02/18	6.87	07/01/20	6.89
10/03/16	7.32	04/02/18	6.89	10/01/20	6.88
11/01/16	7.27	07/02/18	6.88	01/04/21	6.89
12/01/16	7.23	10/01/18	6.89	07/01/21	6.90
01/02/17	7.19	01/02/19	6.89	01/03/22	6.92
02/01/17	7.16	04/01/19	6.91	01/02/23	7.03

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.33	6M	-0.18	11M	-0.15
2M	-0.28	7M	-0.17	12M	-0.15
3M	-0.25	8M	-0.16	2Y	-0.04
4M	-0.22	9M	-0.16	3Y	0.00
5M	-0.19	10M	-0.15	4Y	0.02

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.90	6M	1.01	11M	0.89
2M	0.90	7M	0.97	12M	0.88
3M	0.90	8M	0.95	2Y	0.89
4M	0.95	9M	0.92	3Y	0.91
5M	0.99	10M	0.91	4Y	0.95

Currencies - Ending rates

CAD/US$	0.7709	US$/BRL	3.5589	EUR/US$	1.1380

20.          Stockholders’ equity

a)   Share capital

At March 31, 2016 and December 31, 2015, the share capital was R$77,300 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	March 31, 2016
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	794,340,784	664,290,644	1,458,631,428
FMP - FGTS	78,297,758	—	78,297,758
PIBB - BNDES	1,186,115	1,098,260	2,284,375
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	277,441,505	710,319,270	987,760,775
Institutional investors	75,906,803	121,112,309	197,019,112
Retail investors in Brazil	35,666,108	384,376,159	420,042,267
Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194
Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	47,421	29,879	77,300

Total authorized shares	7,200,000,000	3,600,000,000	10,800,000,000

b)   Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	Three-month period ended March 31
	2016	2015
Net income (loss) attributable to Vale’s stockholders	6,311	(9,538)

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	2,410	(3,642)
Income (loss) available to common stockholders	3,901	(5,896)
Total	6,311	(9,538)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	1.22	(1.85)
Common share	1.22	(1.85)

21.          Costs and expenses by nature

a)   Cost of goods sold and services rendered

	Consolidated
	Three-month period ended March 31
	2016	2015
Personnel	1,945	1,521
Material and service	3,074	2,776
Fuel oil and gas	1,193	886
Maintenance	2,420	1,909
Energy	635	414
Acquisition of products	326	704
Depreciation and depletion	3,159	2,653
Freight	1,920	2,269
Others	1,795	1,856
Total	16,467	14,988

Cost of goods sold	16,051	14,568
Cost of services rendered	416	420
Total	16,467	14,988

b)   Selling and administrative expenses

	Consolidated
	Three-month period ended March 31
	2016	2015
Personnel	199	239
Services (consulting, infrastructure and others)	61	81
Advertising and publicity	3	8
Depreciation and amortization	89	82
Travel expenses	6	8
Taxes and rents	15	17
Others	92	120
Total	465	555

c)   Others operational expenses (incomes), net

	Consolidated
	Three-month period ended March 31
	2016	2015
Provision for litigation	122	(53)
Provision for loss with VAT credits (ICMS)	117	119
Provision for profit sharing program	—	61
Provision (reversal) for disposal of materials and inventories	(330)	185
Gold stream transaction	—	(722)
Result on sale or disposal of property, plant and equipment and intangible	39	40
Others	186	191
Total	134	(179)

22.          Financial result

	Consolidated
	Three-month period ended March 31
	2016	2015
Financial expenses
Loans and borrowings gross interest	(1,611)	(1,118)
Capitalized loans and borrowing costs	690	556
Labor, tax and civil lawsuits	(81)	(95)
Derivative financial instruments	(228)	(4,049)
Indexation and exchange rate variation (a)	(4,279)	(15,913)
Participative stockholders’ debentures	(451)	722
Expenses of REFIS	(448)	(408)
Others	(572)	(326)
	(6,980)	(20,631)
Financial income
Short—term investments	164	73
Derivative financial instruments	1,654	1
Indexation and exchange rate variation (b)	9,865	6,779
Others	70	100
	11,753	6,953
Financial results, net	4,773	(13,678)

Summary of indexation and exchange rate variation
Loans and borrowings	9,592	(15,081)
Others	(4,006)	5,947
Net (a) + (b)	5,586	(9,134)

23.          Deferred revenue - Gold stream

In 2013 and 2015, the Company entered into gold stream transactions with Silver Wheaton Corp. (“SLW”) to sell part of the gold extracted during the life of the mine as a by-product of Salobo copper mine and Sudbury nickel mines. The Company received up-front cash proceeds, which were initially recognized as deferred revenue. This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

In 2015, the result of the sale of the mineral rights of R$722 was recognized in the income statement of 2015 as other operating expenses, net and the portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of R$1,670. During the three-month period ended March 31, 2016 and 2015, the Company recognized in income statement R$135 and R$44, respectively, related to rendered services of the gold extraction.

24.          Commitments

a)   Base metals operations

In March 2016, Vale Canada Limited purchased the equity interest held by Sumic Nickel Netherland B.V. in Vale Nouvelle-Calédonie S.A.S. for R$ 480 (US$135).

There have been no other material changes to the commitments of the base metals operations disclosed in the financial statements as at December 31, 2015, except for letters of credit and guarantees in the amount of R$ 3,666 (US$1,030) (R$ 3,870 (US$991) at December 31, 2015) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)   Participative stockholders’ debentures

The Company paid as semiannual remuneration the amount of R$124 for the three-month period ended March 31, 2015. At April 1st, 2016 (subsequently event), the company has paid the semiannual remuneration to stockholders debentures the amount of R$128.

c)   Operating lease and purchase obligations

The future payment commitments for operating lease and purchase obligations are as follows:

2016	179
2017	196
2018	206
2019	177
2020 and thereafter	186
Total minimum payments required	944

d)   Guarantees provided

At March 31, 2016, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$1,100 and R$4,445, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

25.          Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (subsidiaries, associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	Consolidated
	March 31, 2016				December 31, 2015
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	153	25	—	—	144	258	—	—
Banco do Brasil S.A.	904	78	—	—	1,544	62	—	—
Baovale Mineração S.A.	—	—	—	4	—	—	—	4
Companhia Coreano-Brasileira de Pelotização	—	—	—	22	—	—	—	22
Companhia Hispano-Brasileira de Pelotização	—	—	7	14	—	—	3	14
Companhia Ítalo-Brasileira de Pelotização	—	—	—	33	—	—	—	33
Companhia Nipo-Brasileira de Pelotização	—	—	—	35	—	—	—	35
Consórcio de Rebocadores Baia de São Marcos	—	—	74	—	—	—	60	—
Ferrovia Norte Sul S.A.	—	—	22	—	—	—	12	—
Mitsui & Co., Ltd.	—	—	3	—	—	—	5	—
MRS Logística S.A.	—	—	—	66	—	—	—	65
VLI Multimodal S.A.	—	—	17	—	—	—	36	—
VLI Operações Portuárias S.A.	—	—	43	—	—	—	99	—
VLI S.A.	—	—	422	37	—	—	—	39
Others	—	—	150	145	—	—	91	66
Total	1,057	103	738	356	1,688	320	306	278

	Liabilities
	Consolidated
	March 31, 2016				December 31, 2015
	Suppliers and contractors	Derivative financial instruments	Related parties	Loans and borrowings	Suppliers and contractors	Derivative financial instruments	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	47	—	125	—	43	—	—	—
Banco Bradesco S.A.	—	598	—	1,662	—	800	—	1,445
Banco do Brasil S.A.	—	879	—	10,225	—	976	—	10,250
Baovale Mineração S.A.	42	—	—	—	29	—	—	—
BNDES	—	139	—	14,955	—	152	—	15,877
BNDES Participações S.A.	—	—	—	1,481	—	—	—	1,449
Companhia Coreano-Brasileira de Pelotização	74	—	222	—	15	—	273	—
Companhia Hispano-Brasileira de Pelotização	50	—	178	—	143	—	26	—
Companhia Ítalo-Brasileira de Pelotização	40	—	223	—	12	—	252	—
Companhia Nipo-Brasileira de Pelotização	138	—	367	—	34	—	436	—
Consórcio Rebocadores Baia de São Marcos	40	—	—	—	30	—	—	—
Ferrovia Centro Atlântica S.A.	—	—	268	—	—	—	266	—
Mitsui & Co., Ltd.	38	—	—	—	41	—	—	—
MRS Logística S.A.	84	—	—	—	91	—	—	—
Sumic Nickel Netherland B.V.	—	—	1,255	—	—	—	1,374	—
VLI S.A.	2	—	321	—	—	—	—	—
Others	95	—	83	—	93	—	59	—
Total	650	1,616	3,042	28,323	531	1,928	2,686	29,021

	Consolidated
	Three-month period ended March 31
	2016			2015
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Banco Bradesco S.A. (i)	—	—	(58)	—	—	(199)
Banco do Brasil S.A. (i)	—	—	(131)	—	—	(406)
Baovale Mineração S.A.	—	(13)	—	—	(13)	—
BNDES (i)	—	—	(170)	—	—	(50)
BNDES Participações S.A. (i)	—	—	(24)	—	—	(28)
Companhia Coreano-Brasileira de Pelotização	—	(69)	—	—	(45)	—
Companhia Hispano-Brasileira de Pelotização	—	(41)	—	—	(36)	—
Companhia Ítalo-Brasileira de Pelotização	—	(38)	—	—	(40)	—
Companhia Nipo-Brasileira de Pelotização	—	(127)	—	—	(72)	—
Companhia Siderúrgica do Pecem	64	—	—	—	—	—
Ferrovia Centro Atlântica S.A.	29	(19)	(2)	35	(33)	—
Ferrovia Norte Sul S.A.	17	—	—	11	—	—
Mitsui & Co., Ltd.	79	—	—	171	—	—
MRS Logística S.A.	—	(240)	—	—	(342)	—
Samarco Mineração S.A.	—	—	—	90	—	—
VLI Operações Portuárias S.A.	114	—	—	—	—	—
VLI S.A.	107	—	—	178	—	5
Others	36	(33)	4	52	(34)	5
Total	446	(580)	(381)	537	(615)	(673)

(i) Not include exchange rate variation.

26.          Select notes to Parent Company information (individual interim information)

(a) Investments

	Parent Company
	Three-month period ended March 31
	2016	2015
Balance at beginning of the period	127,517	118,628
Acquisitions (i)	—	1,819
Additions	643	750
Capitalizations	5	—
Translation adjustment	(6,502)	13,506
Equity results on income statement	3,488	(4,599)
Equity results on statement of comprehensive income	(196)	142
Dividends declared	(893)	11
Transfer to held for sale	—	(131)
Others	(30)	—
Balance at end of the period	124,032	130,126

(i) Refers to Aliança Geração transaction, see note 6.

(b) Intangible

	Parent Company
	Concessions (i)	Right of use (i)	Software (i)	Total
Balance at December 31, 2015	7,084	123	1,350	8,557
Additions (ii)	1,421	—	5	1,426
Disposals	(2)	—	—	(2)
Amortization	(125)	(2)	(127)	(254)
Balance at March 31, 2016	8,378	121	1,228	9,727
Cost	11,526	223	4,002	15,751
Accumulated amortization	(3,148)	(102)	(2,774)	(6,024)
	8,378	121	1,228	9,727

	Parent Company
	Concessions (i)	Right of use (i)	Software (i)	Total
Balance at December 31, 2014	5,876	129	1,462	7,467
Additions	349	—	213	562
Disposals	(37)	—	—	(37)
Amortization	(119)	(2)	(125)	(246)
Balance at March 31, 2015	6,069	127	1,550	7,746
Cost	9,382	223	3,815	13,420
Accumulated amortization	(3,313)	(96)	(2,265)	(5,674)
	6,069	127	1,550	7,746

(i) Finite useful life.

(ii) Refers mainly duplication the Carajás Railroad.

(c) Property, plant and equipment

	Parent Company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	1,672	19,546	19,379	8,371	4,215	14,203	29,501	96,887
Additions (i)	—	—	—	—	—	—	1,722	1,722
Disposals	—	—	—	(4)	—	—	(4)	(8)
Depreciation and amortization	—	(152)	(233)	(250)	(44)	(314)	—	(993)
Transfers to assets retirement obligations	—	—	—	—	104	—	—	104
Transfers	(13)	280	(215)	306	(86)	263	(535)	—
Balance at March 31, 2016	1,659	19,674	18,931	8,423	4,189	14,152	30,684	97,712
Cost	1,659	22,709	24,962	13,692	5,480	21,465	30,684	120,651
Accumulated depreciation	—	(3,035)	(6,031)	(5,269)	(1,291)	(7,313)	—	(22,939)
	1,659	19,674	18,931	8,423	4,189	14,152	30,684	97,712

	Parent Company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	87,321
Additions (i)	—	—	—	—	—	—	2,780	2,780
Disposals	—	(14)	(1)	(10)	—	—	—	(25)
Depreciation and amortization	—	(111)	(213)	(228)	(44)	(281)	—	(877)
Transfers	27	2,167	736	544	(1,265)	538	(2,747)	—
Balance at March 31, 2015	1,479	15,406	17,859	7,403	3,087	10,077	33,888	89,199
Cost	1,479	17,709	23,094	11,782	3,987	16,448	33,888	108,387
Accumulated depreciation	—	(2,303)	(5,235)	(4,379)	(900)	(6,371)	—	(19,188)
	1,479	15,406	17,859	7,403	3,087	10,077	33,888	89,199

(i) Includes capitalized borrowing costs, see cash flow.

(d) Loans and borrowings

	Parent Company
	Current liabilities		Non-current liabilities
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Debt contracts in the international markets
Floating rates in:
US$	517	567	19,422	16,829
Fixed rates in:
US$	2,544	937	7,225	9,020
EUR	—	—	6,081	6,376
Accrued charges	212	479		—
	3,273	1,983	32,728	32,225
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	785	780	17,520	17,658
Basket of currencies and US$ indexed to LIBOR	1,107	1,125	4,488	5,227
Fixed rates in:
R$	190	190	828	876
Accrued charges	840	658		—
	2,922	2,753	22,836	23,761
	6,195	4,736	55,564	55,986

The future flows of debt payments (principal) are as follows:

Parent Company
Debt principal
2016	3,113
2017	6,077
2018	16,881
2019	6,019
2020	8,155
2021	3,670
Between 2022 and 2025	10,832
2026 onwards	5,960
60,707

In January 2016, the Parent Company drew down on R$4,826 (US$1,200) of its revolving credit facilities.

(e)  Provision for litigation

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	332	241	1,562	55	2,190
Additions	12	45	160	7	224
Reversals	(29)	(1)	(62)	(6)	(98)
Payments	(195)	(70)	(84)	—	(349)
Indexation and interest	—	95	5	3	103
Balance at March 31, 2016	120	310	1,581	59	2,070

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2014	436	186	1,732	94	2,448
Additions	289	46	92	—	427
Reversals	(494)	(30)	(51)	—	(575)
Payments	(9)	(7)	(12)	(35)	(63)
Indexation and interest	129	45	(31)	3	146
Balance at March 31, 2015	351	240	1,730	62	2,383

(f)  Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent Company
	Three-month period ended March 31
	2016	2015
Net income (loss) before income taxes	8,382	(12,826)
Income taxes at statutory rates — 34%	(2,850)	4,361
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	545
Equity results in income statement	1,186	(1,564)
Reversals of tax loss carry forward	(271)	—
Others	(136)	(54)
Income taxes	(2,071)	3,288

(g) Related parties

	Parent Company
	Assets
	March 31, 2016				December 31, 2015
	Cash and cash equivalents	Accounts receivable	Derivative financial instruments	Related parties	Cash and cash equivalents	Accounts receivable	Derivative financial instruments	Related parties
Banco Bradesco S.A.	41	—	25	—	44	—	258	—
Banco do Brasil S.A.	290	—	78	—	217	—	62	—
Biopalma da Amazônia S.A.	—	—	—	1,170	—	—	—	1,360
Companhia Coreano-Brasileira de Pelotização	—	—	—	22	—	—	—	22
Companhia Hispano-Brasileira de Pelotização	—	7	—	14	—	—	—	14
Companhia Ítalo-Brasileira de Pelotização	—	—	—	33	—	—	—	33
Companhia Nipo-Brasileira de Pelotização	—	—	—	35	—	—	—	35
Companhia Portuária Baía de Sepetiba	—	—	—	121	—	—	—	119
Mineração Brasileiras Reunidas S.A.	—	—	—	924	—	—	—	161
Mineração Corumbaense Reunidas S.A.	—	—	—	45	—	51	—	—
MRS Logística S.A.	—	—	—	26	—	—	—	27
Salobo Metais S.A.	—	9	—	183	—	22	—	155
Vale International S.A.	—	33,329	—	2	—	36,518	—	331
VLI Multimodal S.A.	—	17	—	—	—	36	—	—
VLI Operações Portuárias S.A.	—	42	—	—	—	99	—	—
VLI S.A.	—	422	—	37	—	—	—	39
Others	—	236	—	177	—	230	—	6
Total	331	34,062	103	2,789	261	36,956	320	2,302

	Parent Company
	Liabilities
	March 31, 2016				December 31, 2015
	Suppliers and contractors	Derivative financial instruments	Related parties	Loans and borrowings	Suppliers and contractors	Derivative financial instruments	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	47	—	125	—	43	—	—	—
Baovale Mineração S.A.	42	—	—	—	29	—	—	—
Banco Bradesco S.A.	—	598	—	1,663	—	800	—	1,445
Banco do Brasil S.A.	—	879	—	10,224	—	976	—	10,250
BNDES	—	139	—	13,477	—	152	—	14,405
BNDES Participações S.A.	—	—	—	1,479	—	—	—	1,449
Companhia Coreano-Brasileira de Pelotização	74	—	—	—	15	—	—	—
Companhia Hispano-Brasileira de Pelotização	50	—	—	—	143	—	—	—
Companhia Ítalo-Brasileira de Pelotização	40	—	—	—	12	—	—	—
Companhia Nipo-Brasileira de Pelotização	138	—	—	—	34	—	—	—
Companhia Portuária Baía de Sepetiba	540	—	—	—	484	—	—	—
Ferrovia Centro Atlântica S.A.	—	—	268	—	—	—	266	—
Mineração Brasileiras Reunidas S.A.	452	—	3,291	—	510	—	3,172	—
MRS Logística S.A.	84	—	—	—	91	—	—	—
Vale International S.A.	4	—	59,945	—	5	—	66,814	—
Others	231	—	679	—	257	—	359	—
Total	1,702	1,616	64,308	26,843	1,623	1,928	70,611	27,549

	Parent Company
	Three-month period ended March 31
	Net operating revenue		Costs and expenses		Financial result
	2016	2015	2016	2015	2016	2015
Banco Bradesco S.A. (i)	—	—	—	—	(59)	(198)
Banco do Brasil S.A. (i)	—	—	—	—	(131)	(406)
BNDES (i)	—	—	—	—	(166)	(50)
BNDES Participações S.A. (i)	—	—	—	—	(24)	(28)
Baovale Mineração S.A.	—	—	(13)	(13)	—	—
Biopalma da Amazônia S.A.	—	—	—	—	(104)	—
Companhia Coreano-Brasileira de Pelotização	—	—	(69)	(45)	—	—
Companhia Hispano-Brasileira de Pelotização	—	—	(41)	(36)	—	—
Companhia Ítalo-Brasileira de Pelotização	—	—	(38)	(40)	—	—
Companhia Nipo-Brasileira de Pelotização	—	—	(127)	(72)	—	—
Companhia Portuária Baía de Sepetiba	—	—	(266)	(172)	—	—
Ferrovia Centro Atlântica S.A.	29	35	(19)	(33)	—	—
Mineração Brasileiras Reunidas S.A.	—	—	(374)	(180)	(119)	—
MRS Logística S.A.	—	—	(240)	(342)	—	—
Samarco Mineração S.A.	—	90	—	—	—	—
Vale Energia S.A.	—	—	(5)	—	—	—
Vale International S.A.	6,831	8,972	—	—	1,858	(485)
VLI Operações Portuárias S.A.	114	—	—	—	—	—
VLI S.A.	107	177	—	—	—	5
Others	102	65	1	(88)	(38)	225
Total	7,183	9,339	(1,191)	(1,021)	1,217	(937)

(i) Not include exchange rate variation.

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Governance and Sustainability Committee
Gueitiro Matsuo Genso	Fernando Jorge Buso Gomes
Chairman	Arthur Prado Silva
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Dan Antonio Marinho Conrado	Fiscal Council
Marcel Juviniano Barros
Tarcísio José Massote de Godoy	Marcelo Amaral Moraes
Fernando Jorge Buso Gomes	Chairman
Motomu Takahashi
Oscar Augusto de Camargo Filho	Paulo José dos Reis Souza
Luciano Galvão Coutinho	Sandro Kohler Marcondes
Lucio Azevedo	Aníbal Moreira dos Santos
Alberto Guth	Raphael Manhães Martins

Alternate	Alternate
Gilberto Antonio Vieira	Paula Bicudo de Castro Magalhães
Moacir Nachbar Junior	Sergio Mamede Rosa do Nascimento
Arthur Prado Silva	Oswaldo Mário Pego de Amorim Azevedo
Francisco Ferreira Alexandre	Julio Sergio de Souza Cardozo
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Murilo Pinto de Oliveira Ferreira
Carlos Roberto de Assis Ferreira	Chief Executive Officer

Advisory Committees of the Board of Directors	Vânia Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Gueitiro Matsuo Genso	Executive Officer (Logistics and Mineral Research)
Luiz Carlos Trabuco Cappi
Oscar Augusto de Camargo Filho	Jennifer Anne Maki
Luciano Galvão Coutinho	Executive Officer (Base Metals)

Finance Committee
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes
Eduardo de Oliveira Rodrigues Filho	Marcelo Botelho Rodrigues
Tatiana Boavista Barros Heil	Global Controller Director

Murilo Muller
Controllership Director

Dioni Brasil
Accounting Manager
TC-CRC-RJ 083305/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 28, 2016		Rogerio T. Nogueira
Director of Investor Relations